Dunham Leadership Team

Hold Us To Higher Standards



Jeffrey A. Dunham
Founder, Chairman & CEO

Jeffrey A. Dunham is the Chairman and CEO of Dunham & Associates Investment Counsel, Inc., (DAIC) Dunham Trust Company (DTC), and the Dunham Funds. DAIC is a wealth management firm based in San Diego, California, DTC is a Nevada-based trust company and the Dunham Funds are a family of publicly traded mutual funds.

Acting as an industry visionary, Jeffrey launched DAIC upon the premise of performance-based advisory compensation. In his view, performance-based advisory compensation provides investors with a level of accountability which is as important today as when he founded DAIC in 1985. When he launched the Dunham Funds in 2004, he transferred that belief to compensation structure applied to the Sub-Advisers of the Dunham Funds. Today, we believe that the Dunham Funds still stand as one of the only fund families in the industry where 100% of the Sub-Advisers are paid based on their ability to outperform their benchmarks.

Wanting to expand the concept of asset management accountability nationally, Jeffrey expanded his private client business model in the mid-1990s to work with Financial Advisors nationwide to invest in Dunham Funds and with DTC on behalf of their clients so these financial advisors could counsel the families they work with across multiple generations. In addition, Jeffrey has extensive experience in real estate investing. The investment and trust company currently oversees over $2.5 billion of assets for 10,600 clients nationwide.

Jeffrey earned a B.S. degree in Business Administration with an emphasis in Finance from San Diego State University. He holds FINRA Series 3, 4, 7, 24, 53, and 63 registrations.

At a Glance

√ Founder, Chairman & CEO

√ Launched DAIC upon the premise of performance-based advisory compensation.

√ Expanded his private client business model in the mid-1990s to work with Financial Advisors nationwide

√ Earned a B.S. degree in Business Administration with an emphasis in Finance from San Diego State University

About Dunham & Associates

In 1985, Jeffrey Dunham founded Dunham with the uncommon idea that fees paid by clients should be tied, in some way, to the performance of the investments they own. Today, Dunham and Dunham Trust have grown to become a multi-billion dollar firm, but we are still driven by the values of fairness and accountability that Jeffrey envisioned more than three decades ago.